FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Ginorio Antonio		2. Issuer Name and Ticker or Trading Symbol American Community Properties Trust (APO)					6. Relationship of Reporting Person to Issuer (Check all applicable) _____Director _____10% Owner _____Officer (give X Other (specify title below) below) Trustee
(Last) (First) (Middle) Calle 2 #18-A, La Campina		3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)			4. Statement for Month/Year July 2001
(Street) Rio Piedras PR 00926					5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check applicable line) X Form Filed by One Reporting Person ____Form Filed by More than One Reporting Person
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Trans- action Date	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form Direct (D) or Indirect (I) (Instr. 4)	7. Nature of In- direct Bene- ficial Owner- ship (Instr. 4)
	(Month/ Day/Year)	Code	V	Amount	(A) or (D)	Price
Common Stock	7/19/01	P		1,000	A	$4.80	1,000	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares

Explanation of Responses
/s/ Antonio Ginorio	August 2, 2001
Signature of Reporting Person	Date